UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cancellation of the Extraordinary General Meeting, Bonus Share Issuance and Exercise of Warrants

The board of directors (the “Board”) of Diginex Limited (the “Company”) had scheduled an extraordinary general meeting (the “Meeting”) of the shareholders of Company as of July 3, 2025 (the “Record Date”) to be held virtually via teleconference on Tuesday, July 29 2025, at 10 a.m. Eastern Time. At the Meeting shareholders were to consider a proposal by an ordinary resolution to effect a subdivision of the Company’s authorized (issued and unissued) shares, whereby: (i) each ordinary share shall be subdivided into eight (8) ordinary shares (the “Sub Division”) and to amend the Company’s second amended and restated memorandum and articles of association to effect the Sub Division.

The Board has determined to terminate its plans for the Sub Division in favor of a bonus share issuance which is expected to be declared and distributed during the third quarter of 2025. Accordingly, the Board has determined to cancel the Meeting that was scheduled to take place on July 29, 2025. The Company announced the cancellation of the Meeting in a press release issued on July 25, 2025 (the “Press Release”)

The Company also announced, in the Press Release, that on July 22, 2025 Rhino Ventures Limited exercised warrants, with an exercise price of $5.13 per share, to purchase 2,250,000 ordinary shares of the Company. The total exercise price of US$11,542,500 has been delivered in full to the Company.

A copy of the Press Release, dated July 25, 2025, is being filed as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: July 25, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibits

Exhibit No.	Description

99.1	Press Release, dated July 25, 2025